SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)*
                                      EXIT

                               UGC Holdings, Inc.
                          (f/k/a UnitedGlobalCom, Inc.)
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   913247 50 8
                                 (CUSIP Number)


                       The Gene W. Schneider Family Trust
                            c/o UnitedGlobalCom, Inc.
                        4643 S. Ulster Street, Suite 1300
                                Denver, CO 80237
                                 (303) 770-4001
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 30, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

CUSIP NO.: 913247 50 8               13D                       Page 2 of 4 Pages


1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    The Gene W. Schneider Family Trust
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*
    0O
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Colorado
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
                    -0-
                ----------------------------------------------------------------
   NUMBER OF
    SHARES      8.  SHARED VOTING POWER
 BENEFICIALLY       -0-
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING    9.  SOLE DISPOSITIVE POWER
    PERSON          -0-
     WITH       ----------------------------------------------------------------

                10. SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [ ]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    -0-
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

    00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO.: 913247 50 8               13D                       Page 2 of 4 Pages


ITEM 1.  SECURITY AND ISSUER.

The GWS Family Trust hereby amends and supplements its Statement on Schedule 13D (this "Statement") with respect to its shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of UGC Holdings, Inc., f/k/a UnitedGlobalCom, Inc., a Delaware corporation (the "Issuer"). Pursuant to Rule 13d-3 under the Act, this Statement also relates to the shares of Class A Common Stock issuable upon conversion of shares of the Issuer's Class B Common Stock. The Issuer's principal executive offices are located at 4643 South Ulster Street, Suite 1300, Denver, CO 80237. Unless otherwise indicated, capitalized terms used but not defined herein shall have two meanings assigned to such terms in this Statement.

The GWS Family Trust is filing this Amendment No. 2 to the Statement to amend the information concerning the ownership of securities and the termination of the Stockholders' Agreement.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 30, 2002, the Reporting Person disposed of its securities in the Issuer as a result of a merger between the Issuer and a subsidiary of UnitedGlobalCom, Inc., formerly known as New UnitedGlobalCom, Inc. ("United"), pursuant to which the Issuer survived the merger as a subsidiary of United, and United issued its own stock to the former stockholders of the Issuer, including the Reporting Person. The Merger and the issuance of securities in connection therewith is more fully described in the Issuer's Amendment No. 2 to its Registration Statement on Form S-4 (File No. 333-55228) filed with the Securities and Exchange Commission on January 2, 2002.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Item 5(a) of the Statement is hereby amended and supplemented by adding the following:

As of January 30, 2002, pursuant to the terms of the merger referenced in Item 3 above, the Reporting Person beneficially owns no securities of the Issuer.

(b) Item 5(b) of the Statement is hereby amended and supplemented by adding the following:

In connection with the merger, the Stockholders' Agreement terminated effective January 30, 2002.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplement by adding the following:

Effective January 30, 2002, the Stockholders' Agreement terminated.

CUSIP NO.: 913247 50 8               13D                       Page 4 of 4 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    The Gene W. Schneider Family Trust


Dated:   February 12, 2002          By: /s/ Tina M. Schneider Wildes
                                        ----------------------------------------
                                        Tina M. Schneider Wildes
                                        Trustee